CARPENTER
Carpenter Technology Corporation
1047 North Park Road
Wyomissing, PA 19610-1339

September 23, 1999

To Our Stockholders:

It is our pleasure to invite you to attend the 1999 Annual Meeting of Stockholders of Carpenter Technology Corporation, to be held at 4:00 p.m. on October 25, 1999. The meeting will be held at The Inn At Reading, located in Wyomissing, Pennsylvania. The doors of the ballroom will open at 3:00 p.m.

Business scheduled for the meeting includes the election of five directors and approval of the appointment of PricewaterhouseCoopers LLP as Carpenter's independent public accountants for fiscal 2000. Information concerning these matters is included in the Notice of Annual Meeting and Proxy Statement. Also, at the meeting, I will review with you Carpenter's operations during the past year and respond to questions.

If you plan to attend the meeting, please bring the Admission Ticket located on the bottom half of your proxy card with you. If your shares are held in the name of a broker, bank or other nominee, and you wish to attend the meeting, you should obtain a letter from your broker, bank or other nominee indicating that you are the beneficial owner of a stated number of shares of stock as of the record date, August 31, 1999.

If you do not attend the meeting, you may vote over the internet, by telephone or by returning your proxy card. To ensure proper representation of your shares at the meeting, please follow the instructions at the Vote by Net website address on your proxy card or follow the instructions that you will be given after dialing the toll-free number on your proxy card. You may also mark your proxy card, then sign, date and return it at your earliest convenience.

I look forward to seeing you at the meeting.

Sincerely,

ROBERT W. CARDY
Chairman and
Chief Executive Officer

TABLE OF CONTENTS

CARPENTER

Notice of Annual Meeting of Stockholders
on
October 25, 1999

CARPENTER TECHNOLOGY CORPORATION will hold its 1999 Annual Meeting of Stockholders at The Inn At Reading in Wyomissing, Pennsylvania on Monday, October 25, 1999 at 4:00 p.m. We will vote on the following matters:

(1) The election of five directors;

(2) Approval of independent accountants for the fiscal year ending June 30, 2000; and

(3) Any other business that is properly presented at the meeting

Only stockholders who were record owners at the close of business on August 31, 1999 may vote at the meeting. A list of those stockholders will be available at the meeting and also during the 10 days before the meeting, at the office of the Corporate Secretary, 1047 North Park Road, Wyomissing, Pennsylvania.

Regardless of the number of shares that you own, it is important that your shares be represented at the meeting. You are encouraged to take advantage of the easy and cost-effective internet and telephone voting that Carpenter offers. To vote over the internet, go to the Vote by Net website address on your proxy card and follow the instructions. To vote by telephone, simply dial the toll-free number on your enclosed proxy card. You may also vote by completing and signing the proxy card and returning it in the enclosed postage pre-paid envelope as soon as you can.

You are cordially invited to attend the meeting. A map showing the location of The Inn At Reading appears at the end of the Proxy Statement. **Please note that the access to The Inn At Reading from Route 422 has been closed.** If you plan to attend the meeting, please use the Admission Ticket attached to your proxy card. Of course, you may attend the meeting without an Admission Ticket, upon proper identification.

By Order of the Board of Directors,

John R. Welty

JOHN R. WELTY
Vice President,
General Counsel and Secretary

CARPENTER

September 23, 1999

PROXY STATEMENT

General Information

This Proxy Statement is furnished in connection with the solicitation of proxies for the Annual Meeting of Stockholders on October 25, 1999 and any adjournment thereof. Carpenter's Annual Report to Stockholders, including financial statements, is being mailed along with this Notice and Proxy Statement, but is not incorporated as part of the Proxy Statement and is not to be considered part of the proxy solicitation material. These materials are being sent to stockholders on or about September 23, 1999.

Why Proxies are Being Solicited

Carpenter's Board of Directors is soliciting proxies so every stockholder will have an opportunity to vote at the meeting, whether or not the stockholder attends the meeting in person. You are being asked to vote on two proposals:

- The election of 5 directors to three year terms which will expire in 2002; and
- Approval of the appointment of PricewaterhouseCoopers LLP as Carpenter's independent accountants for the fiscal year ending June 30, 2000.

Cost of Solicitation

Carpenter will pay the cost of preparing, assembling and mailing of the Notice of Annual Meeting, Proxy Statement and proxy card. Directors, officers and regular employees of Carpenter may solicit proxies in person or by telephone without additional compensation. D. F. King will also solicit proxies on behalf of Carpenter at a cost of approximately $4,500. Carpenter will reimburse brokerage houses and other nominees for their expenses in forwarding proxy material to beneficial owners of Carpenter stock.

Who Can Vote

Stockholders who were record owners at the close of business on August 31, 1999 may vote at the meeting. On August 31, 1999, there were 21,929,887 shares of Carpenter common stock issued and outstanding and entitled to vote. Each share of common stock is entitled to one vote. There were also 422.8 shares of Carpenter's series A convertible preferred stock held by the trustee of the Carpenter Employee Stock Ownership Plan ("ESOP"). Under the ESOP, each share of preferred stock is convertible into at least 2,000 shares of common stock, with the equivalent of 1.3 votes for each share of common stock, subject to anti-dilution adjustments and to limitations under applicable securities laws and stock exchange regulations. The preferred stock votes together with the common stock as a single class on all matters submitted to holders of common stock.

Each participant in the ESOP, the Savings Plan of Carpenter Technology Corporation ("Savings Plan") and subsidiary benefit plans which offer Carpenter stock as an investment may direct the trustee of each plan how to vote the shares credited to the participant's account. The trustee will vote any shares for which no direction is received, or shares in the ESOP that have not yet been allocated to participating employees' accounts, in the same proportion and manner as the directed shares.

How to Vote

You may vote in one of four ways:

Vote Over the Internet

For the first time this year, you may vote your Carpenter shares over the internet. To vote over the internet, go to the Vote by Net website address stated on your proxy card. Enter the three-digit Voter Control number from your proxy card and enter the last four digits of your social security number. Mark your selections and then, click on "Vote Your Proxy" to cast your vote.

Vote by Telephone

To access the telephone voting system, just dial toll-free, 1-877-779-8683, and follow the telephone instructions. The telephone instructions will lead you through the voting process.

Internet and telephone voting will provide the proxies the same authority to vote your shares as if you returned your proxy card.

Return Your Proxy Card

You may vote by signing and returning your proxy card. The proxy holders will vote your shares according to your directions. If you sign and return your proxy card without specifying choices, your shares will be voted as recommended by the Board of Directors. If you wish to give a proxy to someone other than those designated on the proxy card, you may do so by crossing out the names of the designated proxies and inserting the name of another person. The person representing you should then present your signed proxy card at the meeting.

Vote by Ballot at the Meeting

You may also attend the meeting and vote by a ballot that you will receive at the meeting. The Admission Ticket to the meeting is attached to your proxy card.

If You Change Your Mind After Voting

You can revoke your proxy at any time before it is voted. You can write to the Corporate Secretary stating that you wish to revoke your proxy and that you need another proxy card. More simply, you can vote again, either over the internet or by telephone. Your last vote is the vote that will be counted. If you attend the meeting, you may vote by ballot and thereby, cancel any previous proxy vote.

Required Vote

Holders of a majority of the outstanding shares must be present in person or by proxy at the Annual Meeting to constitute a quorum so that business may be conducted. Carpenter's By-Laws and Delaware law govern the vote needed to approve the proposals. Directors are elected by a plurality of the votes cast. A majority of the votes cast must approve the appointment of independent accountants.

Abstentions and votes withheld are counted towards the quorum but are not included in the vote count for election of the directors or approval of the independent accountants. Because only routine matters (election of directors and approval of independent accountants) are described in this Proxy Statement, brokers have discretionary voting authority under the rules of the New York Stock Exchange. Thus, there will be no broker non-votes on these matters.

Stockholder Nominations to the Board of Directors

The Corporate Governance Committee will consider sound and meritorious nomination suggestions from stockholders. Under Carpenter's By-Laws, all letters of recommendation for nomination at the 2000 Annual Meeting of Stockholders must be received by the Corporate Secretary at Carpenter's headquarters on or before August 26, 2000, but not sooner than July 27, 2000. Your notice

to the Secretary should contain your name, address and number of shares of Carpenter stock beneficially owned, in addition to the following information:

- As to each person whom you propose to nominate for election or reelection as a director:
  - (i) name, age, business address and residence address;
  - (ii) principal occupation or employment;
  - (iii) number of shares of Carpenter stock beneficially owned by the person; and
  - (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Schedule 14A under the proxy rules.
- A signed statement from the person recommended for nomination indicating that he or she consents to be considered as a nominee.

Carpenter may require any proposed nominee to furnish other information reasonably necessary to determine the person's eligibility to serve as a director of Carpenter. Only individuals nominated in accordance with Carpenter's By-Laws and applicable law are eligible for election as a director.

2000 Stockholder Proposals

If you wish to include a proposal in the Proxy Statement for the 2000 Annual Meeting of Stockholders, your written proposal must be received by Carpenter no later than May 26, 2000. The proposal should be mailed by certified mail, return receipt requested, and must comply in all respects with applicable rules and regulations of the Securities and Exchange Commission, the laws of the state of Delaware and Carpenter's By-Laws. Stockholder proposals may be mailed to the Corporate Secretary, Carpenter Technology Corporation, 1047 North Park Road Wyomissing, PA 19610-1339.

Under Carpenter's By-Laws, stockholder proposals that are not included in the proxy materials may be presented at the 2000 Annual Meeting of Stockholders only if they meet the above requirements and the Corporate Secretary is notified in writing of the proposals by August 26, 2000, but no earlier than July 27, 2000. For each matter that you wish to bring before the meeting, provide the following information:

- (i) a brief description of the business and the reason for bringing it to the meeting;
- (ii) your name and record address;
- (iii) the number of shares of Carpenter stock which you own; and
- (iv) any material interest (such as financial or personal interest) that you have in this matter.

Ownership of Carpenter Stock by Certain Beneficial Owners

Listed below are the only individuals and entity known by Carpenter to own more than 5% of the common stock as of August 31, 1999:

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Mr. & Mrs. Peter C. Rossin 1500 Oliver Building Pittsburgh, PA 15222	2,387,494(1)	10.9%
State Street Bank and Trust Company P.O. Box 1389 Boston, MA 02104	2,740,936(2)	12.0%

(1) These shares are subject to a standstill agreement between Carpenter and the Rossins. This agreement was entered into when Carpenter purchased Dynamet Incorporated in 1997. The standstill agreement provides certain limitations on the Rossins' ability to buy or sell the common stock, solicit proxies, participate in a tender offer, business combination or restructuring of voting securities affecting Carpenter and on the

Rossins' ability to seek control of or influence Carpenter's Board or Management. In addition, the standstill agreement provides that the Board will recommend the election, as a director of Carpenter, of Mr. Rossin or another person that he and the other former Dynamet shareholders designate, if the person is reasonably acceptable to the Board. The standstill agreement expires in 2007, unless terminated earlier because of a change in control of Carpenter or a reduction of the voting power of the former Dynamet shareholders below 5% of Carpenter's shares.

(2) Acting as trustee for various collective investment funds for employee benefit plans, other index accounts, and various personal trusts, State Street Bank and Trust Company has voting and investment power over these shares as follows:

- Sole voting power: 156,114
- Sole investment power: 157,714
- Shared voting and investment power: 2,583,222 including 845,690 shares of common stock if the shares of series A convertible preferred stock actually held in the ESOP were converted into common stock using the ratio of one preferred share equal to 2,000 shares of common stock.

Ownership of Carpenter Stock by Directors and Officers

The following table shows the ownership of Carpenter common stock as of August 31, 1999, by each director, Carpenter's five most highly compensated executive officers (the "Named Executive Officers") and the directors and officers as a group. Except as noted, the directors and officers have sole voting and investment power over these shares of common stock.

Director and Officer Stock Ownership

Name	Number of Shares Beneficially Owned(1)	Director Stock Units(2)	Total Shares and Units Beneficially Owned	Percent of Outstanding Shares(3)
Bennett, M. C.	10,068	1,106	11,174	
Cardy, R. W.	134,665	—	134,665(4),(5)	.6
Dietrich, W. S.	11,244	962	12,206	
Draeger, D. M.	64,000	—	64,000(4)	.3
Evarts, C. M.	15,550	2,133	17,683	
Fitzpatrick, J. M.	6,301	551	6,852	
Hudson, W. J.	12,332	1,814	14,146	
Lawless, R. J.	6,351	533	6,884	
Miller, M.	16,085	1,875	17,960	
Pokelwaldt, R. N.	5,160	358	5,518	
Rossin, P. C.	2,278,650	1,230	2,279,880(5),(6)	10.4
Turner, K. C.	9,776	705	10,481	
Wolfe, K. L.	11,250	807	12,057	
Cottrell, G. W.	64,244	—	64,244(4)	.3
Fiore, N. F.	61,449	—	61,449(4)	.3
Welty, J. R.	35,552	—	35,552(4),(5)	.2
All directors and officers as a group (25 in all)	2,985,643	12,074	2,997,717	12.6

(1) The amounts include the following shares of common stock that the individuals have the right to acquire by exercising outstanding stock options within 60 days after August 31, 1999:

M. C. Bennett	8,000	C. M. Evarts	14,000	M. Miller	15,000
R. W.Cardy	71,700	N. F. Fiore	55,553	R. N. Pokelwaldt	4,000
G. W. Cottrell	55,860	J. M. Fitzpatrick	5,000	K. C. Turner	8,502
W. S. Dietrich	8,000	W. J. Hudson	8,000	J. R. Welty	25,380
D. M. Draeger	42,100	R. J. Lawless	4,000	K. L. Wolfe	10,000

All directors and officers as a group 494,395

(2) These stock units convert to an equivalent number of shares of common stock upon the director's retirement or termination of service due to disability. Because of the standstill agreement with Carpenter, the value of Mr. Rossin's stock units will be paid in cash. The value of the stock units tracks the value of the common stock but the units have no voting rights.

(3) Ownership is rounded to nearest 0.1% and is less than 0.1% except where stated. Stock units are not included in the calculation of ownership percentage.

(4) The amounts include the following shares of common stock held in the Savings Plan and the ESOP (if the preferred stock actually held in the ESOP were converted into common stock using the ratio of one preferred share equal to 2,000 shares of common stock):

R. W. Cardy	18,784	D. M. Draeger	3,448	J. R. Welty	5,494
G. W. Cottrell	3,240	N. F. Fiore	136		

All officers as a group 72,837

(5) Voting and investment power is shared with respect to the following shares of common stock:

R. W.Cardy	21,160
G. W. Cottrell	327
P. C. Rossin	2,278,650
J. R. Welty	236
All director and officers as a group	2,330,697

(6) Mr. Rossin's shares are subject to a standstill agreement with Carpenter. See footnote 1 on page 3.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Carpenter's Board of Directors consists of 13 directors serving in three classes. Each class of directors serves for a period of three years. The term of office of one class of directors expires each year at the annual meeting.

Messrs. Bennett, Dietrich, Draeger, Fitzpatrick and Miller are nominated for election at the 1999 Annual Meeting of Stockholders. If elected, their terms will expire at the October, 2002 Annual Meeting. The biographical summaries of the nominees and the remaining eight directors whose terms are continuing appear below. Unless otherwise directed by the stockholders, the shares represented by the proxies will be voted for the five nominees. Each nominee has consented to be nominated as a director and as far as the Board and Management are aware, will serve as a director if elected.

The Board of Directors recommends that you vote FOR the election of Messrs. Bennett, Dietrich, Draeger, Fitzpatrick and Miller.

Nominees — Terms to Expire 2002



MARCUS C. BENNETT, age 63, retired as Executive Vice President and Chief Financial Officer of Lockheed Martin Corporation in January 1999; he had held these positions since 1988. Mr. Bennett joined Martin Marietta Corporation in 1959 and held various administrative and finance positions with Martin Marietta and Lockheed Martin Corporation. He is a Director of Lockheed Martin Corporation, COMSAT Corporation, Martin Marietta Materials, Inc. and the Private Sector Council. In addition, he is a member of the Georgia Tech Advisory Board. Mr. Bennett has been a Director of Carpenter since 1993, chairs the Audit Committee and serves on the Corporate Governance Committee.



WILLIAM S. DIETRICH II, age 61, is Chairman of the Board, Dietrich Industries, Inc. and President, Mallard Fund, Inc. Mr. Dietrich served as President of Dietrich Industries, Inc., from 1968 to 1998. Dietrich Industries, a subsidiary of Worthington Industries, Inc., is a manufacturer of metal framing for commercial and residential construction markets. Mr. Dietrich serves on the Board of Directors of Worthington Industries, Inc. He is an active community leader, serving on 11 boards in western Pennsylvania, including the Greater Pittsburgh Chamber of Commerce, the Allegheny Conference on Community Development, the University of Pittsburgh and the Pittsburgh Ballet Theater. Mr. Dietrich has been a Director of Carpenter since 1996, chairs the Corporate Governance Committee and is a member of the Human Resources Committee.



Dennis M. Draeger, age 58, was elected President and Chief Operating Officer and Director of Carpenter Technology Corporation effective June 1, 1999. He had been Executive Vice President of Carpenter since July, 1998 and a Director of Carpenter from 1992 until June 1996. Mr. Draeger assumed the duties of Senior Vice President—Specialty Alloys Operations for Carpenter in July 1996, when he resigned from Carpenter's Board of Directors. Previously, he had been President of Worldwide Floor Products Operations for Armstrong World Industries, Inc. since 1994 and he became Group Vice President for Armstrong in 1988. Mr. Draeger is a member of the Finance Committee.



J. Michael Fitzpatrick, age 52, is President and Chief Operating Officer and Director of Rohm and Haas. From 1995 through 1998, Dr. Fitzpatrick served as Vice President and Chief Technology Officer at Rohm and Haas. He had been elected Vice President and Director of Research in 1993. Dr. Fitzpatrick is a member of The Scientific Advisory Board of Ampersand Ventures, Vice Chairman of the Pennsylvania Division of the American Cancer Society and a member of the Board of Trustees of the Franklin Institute. Dr. Fitzpatrick has been a Director of Carpenter since January, 1997 and is a member of the Audit Committee and Corporate Governance Committee.



Marlin Miller, Jr., age 67, is Chairman and Chief Executive Officer and Director, Arrow International, Inc. Mr. Miller founded Arrow International, Inc. in 1975. Arrow is located in Reading, Pennsylvania, and is a leading producer of medical devices for critical care medicine. He serves on the Board of Trustees of Alfred University and on the Board of Directors of the Reading Hospital & Medical Center. Mr. Miller has been a Director of Carpenter since 1989 and serves as a member of the Audit Committee and Human Resources Committee.

The Board of Directors and Management do not believe that any of the nominees will be unable to serve. If, before the meeting, any nominee becomes unable to serve because of special circumstances, the shares of stock represented by the proxies may be voted for the election of a nominee designated by the Board.

Incumbent Directors to Continue in Office

The following are the other directors whose terms continue after this year's meeting, as indicated:

Terms to Expire 2000



DR. C. MCCOLLISTER EVARTS, age 68, is Chief Executive Officer, Senior Vice President for Health Affairs, Dean, College of Medicine, and Professor of Orthopaedics, The Pennsylvania State University, College of Medicine and University Hospitals, The Milton S. Hershey Medical Center. He has held these positions since 1987. He is Chief Academic Officer and Senior Vice President for Clinical Operations, The Milton S. Hershey Medical Center of the Pennsylvania State Geisinger Health System. He is past Chair of the Board of Directors of the Association of Academic Health Centers, a member of the Association of American Medical Colleges and a member of the National Academy of Sciences Institute of Medicine. He serves on the Board of Directors of Hershey Foods Corporation, Hershey Trust Company, M.S. Hershey Foundation, the Board of Managers of Milton Hershey School, Capital Region Health Futures Project, the Capital Region Economic Development Corporation, and the Lehigh Valley Hospital. Dr. Evarts has been a Director of Carpenter since 1990, chairs the Human Resources Committee and is a member of the Finance Committee.



WILLIAM J. HUDSON, JR., age 65, retired as Vice Chairman and Director, AMP Incorporated in April, 1999. Mr. Hudson joined AMP Incorporated in 1961 and held a variety of management positions, becoming Executive Vice President, International in 1991, a Director in 1992, and was elected Chief Executive Officer and President in 1993, positions he held until 1998. He also serves as Chairman of the Pacific Basin Economic Council, Vice Chairman of the National Association of Manufacturers and a member of the Executive Committee of the U.S. Council of International Business. Previously, he was a member of the Board of Governors of the National Electrical Manufacturers Association, the Business Roundtable and was a Presidential Appointee to the Advisory Council on U.S. Trade Policy. He is a Director of The Goodyear Tire & Rubber Company and Keithley Instruments, Inc. Mr. Hudson has been a Director of Carpenter since 1992 and serves as a member of the Audit Committee and Finance Committee.



PETER C. ROSSIN, age 75, is the former Chairman, Chief Executive Officer and founder of Dynamet Incorporated. Before founding Dynamet in 1967, Mr. Rossin held various production and operations positions at Crucible Steel Corporation, Fansteel Metallurgical Corporation, and Cyclops Corporation. He has been a Director of Carpenter since 1997 and is a member of the Audit Committee and Human Resources Committee.



KENNETH L. WOLFE, age 60, is Chairman of the Board, Chief Executive Officer and Director, Hershey Foods Corporation. Mr. Wolfe was elected President and Chief Operating Officer in 1985, positions he held through 1993. He was elected Vice President, Finance and Chief Financial Officer of the Corporation in 1981, and Senior Vice President, Chief Financial Officer and Director in 1984. He serves as a Director of Bausch & Lomb Inc., the Hershey Trust Company and is a member of the Board of Managers, Milton Hershey School. Mr. Wolfe has been a Director of Carpenter since 1995, chairs the Finance Committee and is a member of the Human Resources Committee.

Terms to Expire 2001



ROBERT W. CARDY, age 63, is Chairman and Chief Executive Officer and Director of Carpenter Technology Corporation. Mr. Cardy joined Carpenter in 1962 and held a variety of management positions, becoming Executive Vice President in 1989, President and Chief Operating Officer in 1990, and Chairman of the Board, President and Chief Executive Officer in 1992. He also serves as Director of the Reading Hospital & Medical Center, United Way of Berks County, and a member of the Executive Committee of the Pennsylvania Business Roundtable. Mr. Cardy has been a Director of Carpenter since 1990 and is a member of the Finance Committee.



ROBERT J. LAWLESS, age 52, is Chairman, President and Chief Executive Officer and Director, McCormick & Company, Incorporated. Mr. Lawless had been serving as President and Chief Operating Officer since January 1996. He served as Executive Vice President and Chief Operating Officer from 1995. Mr. Lawless serves as a member of the Board of Directors of the United Way of Central Maryland, the Greater Baltimore Committee, Kennedy Kreiger Institute and the Grocery Manufacturers of America, Inc., and serves on the Junior Achievement of Central Maryland Executive Council. Mr. Lawless has been a Director of Carpenter since April 1997 and serves on the Corporate Governance Committee and Finance Committee.



ROBERT N. POKELWALDT, age 62, is Chairman and Chief Executive Officer and a Director of York International Corporation. He became Chairman and Chief Executive Officer in 1993. He had been named President and Chief Executive Officer in 1991 after serving as President and Chief Operating Officer since 1990. Mr. Pokelwaldt joined Applied Systems Worldwide, a division of York International, as Vice President in 1988. Mr. Pokelwaldt also serves as a Director of Mohawk Industries, Inc. and A.O. Smith Corporation. Mr. Pokelwaldt has been a Director of Carpenter since June 1998 and is a member of the Audit Committee and Human Resources Committee.



Kathryn C. Turner, age 52, is Chairperson and Chief Executive Officer of Standard Technology, Inc. Ms. Turner founded Standard Technology, Inc., an engineering and manufacturing firm in 1985. Standard Technology, Inc. is headquartered in Rockville, Maryland, with offices in Northern Virginia and Jacksonville, Florida. Ms. Turner was appointed to the President's Export Council in 1994 and also serves as a Director of COMSAT Corporation and Phillips Petroleum Company. She is actively involved in both the Urban League and The Boy Scouts. Ms. Turner has been a Director of Carpenter since 1994 and is a member of the Corporate Governance Committee and Finance Committee.

There is no family relationship between any of the directors or nominees.

Other Information About the Board of Directors

The Board of Directors held 11 meetings during fiscal year 1999. In addition, there were 14 Committee meetings. The average attendance for Carpenter's directors at these meetings was 93%.

Committees of the Board

The Board of Directors has four standing Committees: Audit, Corporate Governance, Human Resources and Finance. No member of the Audit, Corporate Governance or Human Resources Committee may be an employee or former employee of Carpenter.

BOARD COMMITTEES

Committee And Members	Selected Functions of the Committee	1999 Meetings
Audit Committee Marcus C. Bennett, Chairman J. Michael Fitzpatrick William J. Hudson, Jr. Marlin Miller, Jr. Robert N. Pokelwaldt Peter C. Rossin	• Reviews adequacy of Carpenter's financial reporting, accounting systems and controls • Recommends independent accountants for financial audits • Evaluates Carpenter's internal and external auditing procedures and security of data processing systems • Evaluates environmental compliance program • Maintains direct line of communication with independent accountants and Manager-Internal Audit	3
Corporate Governance Committee William S. Dietrich II, Chairman Marcus C. Bennett J. Michael Fitzpatrick Robert J. Lawless Kathryn C. Turner	• Reviews and recommends proposed changes to the Restated Certificate of Incorporation and By-Laws • Reviews stockholder proposals • Recommends Board size, composition and committee structure • Reviews and evaluates nominees for election or re-election to the Board and to the Committees • Maintains guidelines for directors' duties and obligations	4
Human Resources Committee C. McCollister Evarts, Chairman William S. Dietrich II Marlin Miller, Jr. Robert N. Pokelwaldt Peter C. Rossin Kenneth L. Wolfe	• Reviews and recommends to the Board the salary of CEO and other executive officers, approves salary and other compensation of other officers • Oversees Carpenter's various benefit plans • Reviews officers' succession plans • Administers stock and stock option plans • Reviews Carpenter's progress on: equal opportunity matters, employee health and safety, and worker's compensation costs	5
Finance Committee Kenneth L. Wolfe, Chairman Robert W. Cardy Dennis M. Draeger C. McCollister Evarts William J. Hudson, Jr. Robert J. Lawless Kathryn C. Turner	• Reviews and recommends actions to the Board relating to Carpenter's capital structure, pension fund asset management and dividend policy	2

Director Compensation Program

No director who is an employee of Carpenter is compensated as a member of the Board or as a member of any Committee of the Board. Compensation for non-employee directors consists of an annual retainer of $20,000 and a $1,000 fee, plus travel expenses, where appropriate, for each Board meeting attended and a fee of $800 for each Committee meeting attended. Each Committee Chairperson receives an additional annual retainer of $3,000. Non-employee directors are also provided stock based compensation opportunities as described below.

The director compensation program was revised in 1997 to ensure that the program is fully competitive, highly performance oriented, and linked more closely to Carpenter's performance and stockholder returns. Directors, along with officers of Carpenter, are subject to share ownership guidelines that encourage the accumulation of a specified number of shares over a period of three years.

Each non-employee who joins the Board is granted an option to purchase 2,000 shares of common stock. In addition, following each annual meeting, each non-employee director is granted an option to purchase 2,000 shares. These options permit the director, after one year of service following the grant, to purchase shares of common stock at the stock's fair market value on the date of grant. The options expire ten years from the date of grant.

At least 50% of the $20,000 annual retainer for Board service is paid in stock units that convert to an equivalent number of shares of common stock following retirement or termination of service due to disability. The value of these stock units will vary depending on the fair market value of the shares. At the director's election, the remaining 50% of the retainer is paid in cash or deferred and paid in either cash or shares of stock at the time of distribution.

Non-employee directors have an opportunity to earn a target performance share award. The target share award is reviewed annually and is currently set at 200 shares. The actual number of performance shares awarded to each director is tied to Carpenter's fiscal year return on equity ("ROE") relative to the S&P 500's average ROE for the preceding calendar year. If Carpenter's actual ROE is less than 85% of the average S&P 500's ROE, no performance shares will be awarded. The number of performance shares awarded will be greater or lesser than the target share award, based upon actual ROE measurements and, assuming the 85% threshold is achieved. Performance shares are awarded after completion of the fiscal year. Due to his standstill agreement with Carpenter, Mr. Peter C. Rossin does not participate in any stock or option program; instead, he receives a comparable amount in cash. There were no performance shares awarded for fiscal 1999.

Human Resources Committee Report

The Human Resources Committee of the Board of Directors is composed entirely of nonmanagement directors. The Committee is responsible for the establishment and oversight of Carpenter's executive compensation programs.

Compensation Philosophy

Carpenter's executive compensation programs are designed to fulfill the following objectives:

—Attract, retain, and motivate highly effective executives.

—Link executive reward with enhanced stockholder value and profitability.

—Reward sustained corporate, functional, and/or individual performance with an appropriate base salary and incentive opportunity.

—Link pay to Carpenter's financial performance and the achievement of Carpenter's strategic business objectives.

—Stimulate and sustain significant management ownership in Carpenter.

This philosophy remains unchanged in 1999 and continues to serve as the foundation for executive compensation policy and program application.

Carpenter targets pay at market competitive (median) levels for achievement of expected levels of performance. During fiscal 1999, the Committee worked with an outside consulting firm to conduct an extensive review of the competitiveness of the executive compensation program. The analysis compared Carpenter's pay levels to the pay levels of a comparator group made up of general industrial and capital goods manufacturers of similar size. These comparators were selected to reflect the Corporation's labor pool for executive talent rather than Carpenter's competitors.

On an overall basis, Carpenter's pay opportunities approximate market median levels. Actual compensation is positioned within the range of market norms. The nature and magnitude of pay varies for each Named Executive Officer.

Base Salary

In general, base salaries are targeted at market 50th percentile levels and are adjusted by the Committee to recognize each individual's responsibility, experience and value to the organization. In fiscal year 1999, base salary ranges were adjusted by 2% to reflect competitive market movement. Base salary ranges were not adjusted for fiscal year 2000. As a result of difficult business conditions, no merit increases or salary adjustments are planned for fiscal year 2000 for executive, corporate and divisional officers of the Company. As a group, the Named Executive Officers' base salaries rest slightly below the market 50th percentile (when adjusted for company size differences).

Annual Incentives

The Executive Annual Compensation Plan ("EACP") provides short-term variable compensation for the Named Executive Officers and other eligible executives with payments based on combinations of corporate and business unit financial performance and, to a lesser extent, based on individual contributions. For fiscal year 1999, the Committee established return on equity ("ROE"), return on assets ("ROA") and earnings before interest and income taxes ("EBIT") targets and a threshold performance level before any payment would be made. Given the Corporation's actual performance in relation to target, no EACP awards were earned in 1999. At targeted levels of performance, 80% of each award would be tied to financial results and 20% would be tied to individual performance. For purposes of EACP administration, corporate financial performance is defined by ROE, whereas, unit financial performance is characterized by return on assets or controllable EBIT. Threshold levels of financial results must be attained to earn awards under the Plan. The EACP provides the Committee with the flexibility to adjust awards for other material factors influencing performance.

Long-Term Incentives

Carpenter continues to deliver a significant portion of an executive's total pay opportunity in the form of long-term incentive compensation. Long-term incentives are viewed to be a key program element given the Committee's desire to reinforce connections between sustainable financial performance, shareholder value creation and executive pay. Long-term incentive awards include grants of nonqualified stock options and performance shares. The 1999 stock option awards were issued with exercise prices equal to the fair market value of the underlying shares. The basic provisions of the Stock-Based Incentive Compensation Plan for Officers and Key Employees (the "Plan") also provide participants with the opportunity to earn shares of common stock at the conclusion of a three-year performance period. All performance share awards are contingent on the Corporation's ROE achievement measured relative to the performance of the Standard & Poors ("S&P") 500 Index.

Performance equal to that of the S&P 500 yields a target grant of shares; performance greater than the S&P 500 generates a larger grant; and performance lower than the S&P 500 generates a smaller grant with the potential for no grant if performance fails to reach a threshold level.

Participants were issued common stock under the performance share provisions of the Plan for the 1999 transaction period. The 1999 transaction period is the three-year performance cycle beginning July 1, 1996 and ending June 30, 1999. Carpenter's three-year average ROE was 13.7% compared to the ROE performance of the S&P 500 Index of 16.2%. Although Carpenter's performance was slightly below the threshold level, the Board, in light of Management's cost containment efforts, awarded the participants 80% of their target awards.

Because the performance share provisions of the Plan are being reviewed, as of the date of this report, there were no awards of performance share opportunities for the three-year period beginning July 1, 1999 and ending June 30, 2002.

The magnitude of stock option grants and performance share opportunities is reviewed annually. Based on a review conducted by an outside consulting firm, long-term incentive grant guidelines remained largely unchanged in 1999. The award guidelines were made effective June 25, 1998 for stock options and performance share opportunities granted on or after this date. Although competitive practices influence long-term incentive grant guidelines, actual grants can be increased or decreased based on the Committee's assessment of Carpenter's performance, individual contribution, and other relevant factors, such as marketplace trends.

Stock Ownership Guidelines

Carpenter introduced stock ownership guidelines in 1997 to further its objective of increasing management's ownership stake. Over time, executives are expected to achieve and maintain ownership of certain amounts of common stock. The Chief Executive Officer and Chief Operating Officer are expected to own 3 times their base salary in Carpenter stock. Senior Vice Presidents and Vice Presidents are expected to own 1.5 times their base salary in Carpenter stock and other covered executives are expected to own Carpenter stock in the amount of their base salary. The primary intent of these guidelines is to significantly increase the extent to which each executive's personal wealth is directly linked to the performance of Carpenter's common stock. During 1999, beneficial share ownership of this group of executives increased 42% over 1998 ownership levels. Furthermore, ownership levels have increased 120% since ownership guidelines were first introduced in 1997.

Policy with Respect to the $1 Million Deduction Limit

Section 162(m) of the Internal Revenue Code generally limits the corporate tax deduction for compensation paid to certain individuals, including the Named Executive Officers to $1 million, unless certain requirements are met. Carpenter's long-term incentive arrangements have been structured to conform with Internal Revenue Code guidelines for performance-based compensation and, as such, should generally preserve the deductibility of these amounts. The Committee will continue to monitor the potential deductibility of other components of the Corporation's pay package.

CEO Compensation

The Committee recommends and the full Board of Directors sets the salary of the CEO, as well as the other Executive Officers. The Board accepted the Committee's recommendation relating to Mr. Cardy's salary.

In 1999, Mr. Cardy guided Carpenter through a challenging year. Net sales were $1.0 billion, down 12% from the prior year. Management responded with a number of cost containment measures,

including a salaried workforce reduction which resulted in a special charge of $14.2 million. Net income before the special charge was $45.6 million compared to $84 million in 1998. Diluted earnings per share before the special charge decreased to $1.95, a decrease of 49% compared with $3.84 for 1998.

In 1999, an outside consulting firm completed a detailed competitive analysis of compensation for the Chief Executive Officer. Results indicated that the CEO's total compensation was slightly below the 50th percentile level. Shortfalls were attributed primarily to base salary and target bonus amounts. After reviewing Carpenter's business results, the Board decided, upon recommendation of the Committee, that there would be no adjustment to the CEO's base salary for fiscal 2000.

Base Salary

Based on findings from the external review of executive compensation and the recommendation of the Committee, the Board decided that Mr. Cardy would not receive a merit increase and his base salary will remain at $540,000 for fiscal year 2000.

Annual Incentives

Although significant actions were taken in 1999 to reposition the business for the future, Mr. Cardy did not earn an award under the terms of the annual incentive plan.

Long-Term Incentives

During fiscal 1999, the Committee approved a grant to Mr. Cardy of 77,900 nonqualified stock options. These options will vest fully one year after the date of grant. Mr. Cardy also received an award of 1,146 shares under the performance share provisions of the stock-based incentive plan. This award of shares reflects Carpenter's ROE performance relative to the S&P 500 over a three-year period ending June 30, 1999. The size of these awards was based upon predetermined Carpenter award guidelines and upon assessments of Mr. Cardy's individual performance. Overall, the expected economic value of the CEO's long-term incentive opportunities, as calculated by application of the Black-Scholes option pricing model, exceeds the 50th percentile of the comparator group. This comparator group is made up of general industrial and capital goods manufacturers of similar size.

SUBMITTED BY THE HUMAN RESOURCES COMMITTEE OF THE BOARD OF DIRECTORS

Dr. C. McCollister Evarts, Chairman
William S. Dietrich II
Marlin Miller, Jr.
Robert N. Pokelwaldt
Peter C. Rossin
Kenneth L. Wolfe

Executive Compensation

The following table contains information concerning the compensation paid by Carpenter for services rendered during the fiscal years ended June 30, 1999, 1998 and 1997 to Carpenter's Chief Executive Officer and each of the other Named Executive Officers.

Summary Compensation Table

		Annual Compensation(1)		Long Term Compensation			
				Awards		Payouts	
Name and Principal Position	Fiscal Year	Base Salary $	Bonus $	Restricted Stock(2),(3) $	Securities Underlying Options #	LTIP(4) $	All Other Compensation(5) $
Robert W. Cardy	1999	536,926	0	0	77,900	32,762	16,480
Chairman and Chief	1998	510,154	500,000	0	41,700	72,008	15,252
Executive Officer	1997	451,585	165,732	0	30,000	65,560	4,500
Dennis M. Draeger	1999	356,923	0	484,695	36,600	16,766	11,076
President and Chief	1998	318,462	186,937	0	18,000	36,833	9,554
Operating Officer	1997	294,231	104,452	0	15,000	33,535	8,827
G. Walton Cottrell	1999	228,216	0	0	21,600	11,425	7,217
Senior Vice President	1998	217,296	122,120	0	10,600	25,125	6,273
Finance & CFO	1997	212,679	54,658	0	18,000	22,875	4,703
Nicholas F. Fiore	1999	218,882	0	0	15,300	11,425	6,938
Senior Vice President	1998	209,827	114,985	0	8,200	25,125	6,055
Engineered	1997	200,014	116,608	0	6,900	22,875	4,633
Products Group							
John R. Welty	1999	185,576	0	0	13,000	5,341	5,912
Vice President,	1998	172,708	86,181	0	6,100	11,708	6,213
General Counsel	1997	163,524	35,922	0	5,000	10,660	4,649
and Secretary							

(1) There is no "Other Annual Compensation" to report and this column has been omitted pursuant to SEC rules.

(2) Only Mr. Draeger was awarded restricted stock in fiscal 1999. The value reported in the table is based on the closing price on the date the stock was granted. At the end of the fiscal year, Mr. Draeger's restricted stock was valued at $428,400, based on the June 30, 1999 closing price of $28.56. This stock will vest in 2004. Mr. Draeger does not receive dividends on this restricted stock. No awards of restricted stock were made during fiscal 1997 and 1998.

(3) In 1995, 6,350 shares of restricted stock were awarded in the aggregate to the Named Executive Officers at $32.56 per share. These shares were to vest over a period of five years. At the end of fiscal year 1999, Messrs. Cardy, Cottrell, Fiore, and Welty held 800; 184; 180; and 106 shares, respectively of restricted stock valued at $22,848; $5,255; $5,141; and $3,027 based on the June 30, 1999 closing price. The remainder of the 1995 awards will vest in 2000. Dividends are paid on these awards of restricted stock at the same rate as paid to all stockholders.

(4) This column reports the cash value earned in performance shares following each fiscal year. The number of shares awarded depends on the average ROE over a three-year period relative to the performance of the S&P 500. Although Carpenter's ROE was slightly below the threshold level for the 1999 payout, in light of Management's cost containment efforts, the Board awarded 80% of the target awards.

(5) These are amounts contributed by Carpenter for fiscal 1999, 1998, and 1997 for the Named Executive Officers under the Savings Plan, the Deferred Compensation Plan for Officers and Key Employees and the ESOP. Due to the timing of contributions on a fiscal year basis, some of the amounts contributed under the Savings Plan exceed the IRS calendar year limit. For fiscal 1999, these contributions were as follows:

Savings Plan:

Cardy — $4,800 Draeger — $5,169 Cottrell — $4,922 Fiore — $4,919 Welty — $4,939

Deferred Compensation Plan:

Cardy — $11,307 Draeger — $5,534 Cottrell — $1,922 Fiore — $1,646 Welty — $600

ESOP: 11 units of preferred stock were allocated to each of the accounts of Messrs. Cardy, Cottrell, Draeger, Fiore and Welty. As of December 31, 1998, each unit was valued at $33.94.

Stock Options

The following table shows as to the Named Executive Officers, certain information concerning stock options granted as of the end of fiscal year 1999. While Carpenter's stock-based incentive plan permits the granting of stock appreciation rights (SARs), there were no SARs granted in fiscal year 1999 and there are no SARs outstanding at this time.

Stock Option Grants In Fiscal Year 1999

Individual Grants(1)

Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise Or Base Price ($/SH)	Expiration Date	Grant Date Present Value(2)
Robert W. Cardy	77,900	13.7%	$28.44	06/24/2009	$437,019
Dennis M. Draeger	36,600	6.4%	$28.44	06/24/2009	$205,326
G. Walton Cottrell	21,600	3.8%	$28.44	06/24/2009	$121,176
Nicholas F. Fiore	15,300	2.7%	$28.44	06/24/2009	$ 85,833
John R. Welty	13,000	2.3%	$28.44	06/24/2009	$ 72,930

(1) Options are granted at the market value on the date of grant, are exercisable after one year of employment following the date of grant, and will expire no more than ten years after the date of grant.

(2) Based on the Black-Scholes option pricing model adapted for use in valuing officer stock options. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised, so that there is no assurance the value realized by an executive will be at or near the value estimated by the Black-Scholes model. The estimated values under that model are based on certain assumptions for stock price volatility, risk-free interest rates, and future dividend yield. Specifically, the Black-Scholes valuation employed the following factors; risk-free rate of return of 5.81% based upon the five year Treasury rates as of grant date, dividend yield of 4.64% based upon the annualized value of the quarterly dividend preceding the option grant date, exercise term of five years, stock price volatility of 25.5% based upon the variance in daily stock price changes for the five years preceding the option grant date, and that no adjustments have been made for transferability or risk of option forfeiture.

Stock Option Exercises and Fiscal Year End Holdings

			Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-The-Money Options at Fiscal Year End(1)	
Name	Shares Acquired on Exercise (#)	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Robert W. Cardy	0	0	71,700	77,900	$ 0	$0
Dennis M. Draeger	0	0	42,100	36,600	$ 0	$0
G. Walton Cottrell	0	0	55,860	21,600	$52,000	$0
Nicholas F. Fiore	0	0	55,553	15,300	$63,750	$0
John R. Welty	0	0	25,380	13,000	$ 3,900	$0

(1) Based on the June 30, 1999 closing price of $28.56 per share of common stock.

Savings Plan of Carpenter Technology Corporation

The Savings Plan is a profit sharing plan established pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Carpenter contributes to the Plan 3% of the base pay of each eligible employee, including officers. Carpenter's contribution is invested, as the employee selects, into one or more pre-established investment funds. If Carpenter's contribution for an employee under the Savings Plan is limited by the Internal Revenue Code, the employee will receive these lost Savings Plan contributions under the Deferred Compensation Plan for Officers and Key Employees. In addition, an employee may authorize Carpenter to make salary deferral contributions, limited to 17% of total pay. Amounts in the Summary Compensation Table include amounts deferred.

Employee Stock Ownership Plan

The Carpenter Technology Corporation Employee Stock Ownership Plan (ESOP) was established in 1991. The trustee of the ESOP, State Street Bank and Trust Company, purchased 461.5384615 shares of series A convertible preferred stock from Carpenter at a price of $65,000 per share, or an aggregate purchase price of approximately $30 million, for a fifteen year note issued by the trustee to Carpenter and a small amount of cash.

Each share of preferred stock is convertible, at the trustee's option, into at least 2,000 shares of common stock at a conversion price of $32.50 per share of common stock. The preferred shares are divided into 2,000 equal units. Each eligible employee was allocated one unit on the effective date of the ESOP, September 6, 1991. Additional units are allocated to employees as the loan is repaid. Generally, only those employees actively employed on the last day of the plan year, December 31, will receive an allocation for that year. The funds used by the ESOP to repay the loan come from contributions by Carpenter and dividends on the ESOP shares.

Special Severance Agreements

Carpenter entered into Special Severance Agreements dated April 3, 1995 with Robert W. Cardy, G. Walton Cottrell, Nicholas F. Fiore and John R. Welty, and dated August 8, 1996 with Dennis M. Draeger. Under these Agreements, if the officer's employment is terminated following a "change in control" of Carpenter, he will receive his full salary and all bonuses, pension and other benefits through the termination date. In addition, if the termination is by Carpenter, other than for cause, or by the officer for good reason, the officer will receive a lump sum payment equal to two years' salary, bonus and pension benefits and the value of all outstanding options and restricted stock, whether or not then vested. The Special Severance Agreements continue until December 31, 1999 and automatically renew for additional one-year periods, subject to termination upon appropriate notice.

Retirement Benefits

The General Retirement Plan for Employees of Carpenter Technology Corporation provides retirement benefits to employees, including the Named Executive Officers, at age 65 (with five years of service), or as early as age 55 (with ten years of service); or at any age with 30 years of service. Such benefits are based on either: (1) a fixed monthly rate for each year of service; or (2) the product of 1.3% times each of the first 20 years of service, plus 1.4% times each year of service over 20, multiplied by the individual's highest average earnings. This average must be from a consecutive five-year period during the last ten years of service that ends on the individual's retirement anniversary. For pension purposes, earnings include all salaries, bonuses, and extra compensation. As of June 30, 1999, the years of service credited under the Plan for the Named Executive Officers were as follows: Mr. Cardy, 36 years; Mr. Draeger, 3 years; Mr. Cottrell, 10 years; Dr. Fiore, 9 years; and Mr. Welty, 23 years.

Carpenter has two plans, the Benefit Equalization Plan and the Earnings Adjustment Plan, for those participants in the General Retirement Plan whose benefits are reduced by limitations of the Internal Revenue Code. These two plans will restore amounts lost under the General Retirement Plan because of Code limitations. In general, benefits under these plans are subject to the same rules as the General Retirement Plan.

Certain executives, including Messrs. Cardy, Draeger, Cottrell, Fiore, and Welty, have been designated by the Board of Directors as participants under the Supplemental Retirement Plan for Executives. This supplemental benefit is payable for 15 years, commencing in the month following retirement (unless a disabled participant elects a later date). The total benefits a participant will receive from these retirement plans, plus primary Social Security and pension benefits from any prior employment, will be approximately 60% of the participant's average earnings (as calculated under the General Retirement Plan) when retirement occurs with 30 years service. However, the benefits for Messrs. Cottrell and Fiore are to be calculated without regard to pension benefits from prior employment.

The Officers' Supplemental Retirement Plan provides supplemental pension benefits to participants in the Deferred Compensation Plan who have benefits reduced under the General Retirement Plan because of amounts deferred under the Deferred Compensation Plan. The Officers Supplemental Retirement Plan restores reductions that occur under the General Retirement Plan as a result of these deferrals without regard to any limitations of the Internal Revenue Code. Benefits under this Plan are subject to the same rules as the General Retirement Plan.

The following table illustrates the total annual retirement benefits payable under the retirement plans described in this Section. All of these retirement plans are payable for the life of the participant and, if applicable, the life of a survivor, with the exception of the Supplemental Retirement Plan for Executives which is payable for 15 years certain.

Average Annual Earnings for the Applicable Years Of Service Period Preceding Retirement	Annual Gross Pension Benefits for Years of Service Shown(1)				
	15 Years	20 Years	25 Years	30 Years	35 Years
$150,000	$ 84,750	$ 90,000	$ 90,000	$ 90,000	$ 91,875
175,000	98,875	105,000	105,000	105,000	107,188
200,000	113,000	120,000	120,000	120,000	122,500
250,000	141,250	150,000	150,000	150,000	153,125
300,000	169,500	180,000	180,000	180,000	183,750
400,000	226,000	240,000	240,000	240,000	245,000
500,000	282,500	300,000	300,000	300,000	306,250
600,000	339,000	360,000	360,000	360,000	367,500
700,000	395,500	420,000	420,000	420,000	428,750
800,000	452,000	480,000	480,000	480,000	490,000
1,000,000	565,000	600,000	600,000	600,000	612,500
1,500,000	847,500	900,000	900,000	900,000	918,750

NOTE TO TABLE

(1) Amounts payable under the General Retirement Plan that exceed the maximum permitted by the Internal Revenue Code are paid under the Benefit Equalization Plan and/or the Earnings Adjustment Plan.

Section 16(a) Beneficial Ownership Reporting Compliance

During fiscal year 1999, Mr. Marlin Miller, a director of Carpenter, inadvertently failed to timely file a Form 4 report following the purchase of 300 shares of Carpenter stock by his wife. Mr. Miller disclaims beneficial ownership of these shares. Based solely upon Carpenter's review of copies of reports furnished to it and upon representations by persons required to file reports under Section 16(a), all other persons subject to Section 16(a) were in compliance during fiscal year 1999.

Stock Performance Graph

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
CARPENTER TECHNOLOGY CORPORATION (CRS), Russell 2000, S&P 500 and Peer Group
June 30, 1994 to June 30, 1999


400
350
300
250
200
150
100
50
0
1994
1995
1996
1997
1998
1999
Carpenter
S&P 500
Russell 2000
Peer Group

COMPARATIVE ANALYSIS

	1994	1995	1996	1997	1998	1999
Carpenter	100	118.6	115.4	171.2	193.3	114.6
S&P 500	100	126.0	158.8	213.9	278.3	341.7
Russell 2000	100	118.0	144.2	165.0	190.3	190.4
Peer Group	100	142.2	160.4	233.7	214.2	198.0

Note:
Assumes that the value of the investment in Carpenter's common stock, and each index, was $100 on June 30, 1994, and that all dividends were reinvested.

The graph above shows for a five-year period the cumulative total stockholder return on Carpenter's common stock compared to the cumulative total return of the S&P 500 Stock Index, the Russell 2000 Index® and a peer group of companies. The Russell 2000 is a broad-based index that includes smaller market capitalization stocks than the S&P 500. Carpenter's stock is included in the Russell 2000 Index and is not included in the S&P 500 Index. As of the most recent reconstitution of the index, the average market capitalization of the Russell 2000 was approximately $526.4 million. Because the composition of the S&P 500 Index is less comparable to Carpenter than the Russell 2000 Index, Carpenter intends to solely use the Russell 2000 Index in future years. As of June 30, 1999, Carpenter's market capitalization was approximately $625 million.

The Peer Group Index is comprised of the following companies: Allegheny Teledyne, A.M. Castle, Armco, Inc., Slater Industries and The Timkin Company. These are publicly traded companies involved currently or for a part of the period shown in the table, in the distribution and/or manufacture of specialty metal products in the United States.

PROPOSAL NO. 2

APPROVAL OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS

Unless otherwise specified by the stockholders, the shares of stock represented by the proxies will be voted for approval of the appointment of PricewaterhouseCoopers LLP, a firm of independent accountants, to audit and report upon the financial statements of Carpenter for fiscal year 2000. PricewaterhouseCoopers was formed on July 1, 1998 upon the merger of Coopers & Lybrand L.L.P. and Price Waterhouse LLP. Coopers & Lybrand L.L.P. had been the independent accountants of Carpenter since 1918. In the opinion of the Board of Directors and Management, PricewaterhouseCoopers is well qualified to act in this capacity.

Audit services performed by PricewaterhouseCoopers in fiscal year 1999 included audits of the financial statements of Carpenter and certain of the pension and other employee benefit plans of Carpenter, limited reviews of quarterly financial statements of Carpenter and other accounting related matters. Fees and expenses in fiscal year 1999 for these audit services were $763,000.

A representative of PricewaterhouseCoopers is expected to be present at the Annual Meeting. The representative will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions. Carpenter has been advised by PricewaterhouseCoopers that the firm has no financial interest, direct or indirect, in Carpenter, except its providing tax counseling, acquisition, auditing, and independent accounting services during the period stated.

The Board of Directors recommends that stockholders vote FOR approval of the appointment of PricewaterhouseCoopers LLP as independent accountants.

Other Business

The Board of Directors and Management know of no matters to be presented at the meeting other than those set forth in this Proxy Statement. Carpenter was not notified of any such matters by August 27, 1999, as determined under its By-Laws, and accordingly, if any other business is properly brought before the meeting or any adjournment of the meeting, the proxy holders will vote on this business according to their discretion.

By order of the Board of Directors.

JOHN R. WELTY
Secretary

DIRECTIONS TO ANNUAL MEETING OF CARPENTER TECHNOLOGY CORPORATION AT THE INN AT READING



TO HARRISBURG
INTER 78
22
TO POTTSVILLE
TO ALLENTOWN & NEW YORK
TO POTTSVILLE
HAMBURG
ROAD TO NOWHERE
TO ALLENTOWN
READING AIRPORT
61
TO PRICETOWN
N
183
SCHUYLKILL RIVER
222
CATHEDRAL
222
BERN
ROADWAY INTERCHANGE AREA UNDER CONSTRUCTION ALLOW EXTRA TIME FOR POSSIBLE TRAFFIC DELAYS
CARPENTER
BYPASS
TULPEHOCKEN CREEK
WARREN STREET
FRONT ST.
CENTRE AVE.
NORTH 5TH STREET
WINDSOR ST.
BERKSHIRE BLVD.
WEST SHORE BYPASS
SCHUYLKILL AVE.
PARK ROAD
BUTTONWOOD ST.
SPRING ST.
NORTH WYOMISSING BLVD.
PENN ST.
WOODLAND RD.
PENN AVE.
WEST READING
422
PENN AVE.
TO PHILADELPHIA
422
TO LEBANON & HARRISBURG
INN AT READING

REV. 8/31/98
SK-98440-1